UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August 2024

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Second Quarter 2024 Consolidated Results

Item 1

Report of 2Q2024 Consolidated results

Information reported in Ps billions(1) and under IFRS

(1) We refer to billions as thousands of millions.

Bogotá D.C., Colombia

Carrera 13 No 26A - 47 - 23rd Floor

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States (“SEC”). As such, it is subject to compliance with securities regulation in Colombia and applicable U.S. securities regulation. Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate.

The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-IFRS measures such as ROAA and ROAE, among others, are explained when required in this report.

This report includes forward-looking statements. In some cases, you can identify these forward-looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words. Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC.

Recipients of this document are responsible for the assessment and use of the information provided herein. Matters described in this presentation and our knowledge of them may change extensively and materially over time, but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report.

The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description.

When applicable, in this document we refer to billions as thousands of millions.

1

Report of 2Q2024 consolidated results
Information reported in Ps billions and under IFRS, except per share information

ABOUT GRUPO AVAL

Grupo Aval, leading financial conglomerate in Colombia, operates through: four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), the largest private pensions and severance fund manager in Colombia (Porvenir), and the largest merchant bank in Colombia (Corficolombiana). In addition, it is present in Panama through Multibank's operation through Banco de Bogotá.

Grupo Aval Acciones y Valores S.A. ("Grupo Aval") is an issuer of securities in Colombia and the United States ("SEC").

As of June 30, 2024, the Company has the following issuances:

Stocks	Securities issues in force

Type of security	Common stock	Preferred stock
Trading system	Stock exchange	Stock exchange
Stock exchange	Colombian Stock Exchange (BVC)
Outstanding Shares (*)	16,201,712,499	7,541,763,255
Issue amount(*)	16,201,712,499	7,541,763,255
Amount placed(*)	16,201,712,499	7,541,763,255

Local Bonds

Year	Principal (million)	Rate	Rating

Issue of 2009 - Series A - 15 years	124,520	CPI+5.2%
Issue of 2016 - Series A - 10 years	93,000	CPI+3.86%
Issue of 2016 - Series A - 20 years	207,000	CPI+4.15%	AAA –BRC Investor Services S.A.
Issue of 2017 - Series A - 25 years	300,000	CPI +3.99%
Issue of 2019 - Series C - 5 years	100,000	6.42%
Issue of 2019 - Series A - 20 years	300,000	CPI +3.69%
	1,124,520

International Bonds
	Principal U. S. (million)	Rate	Rating
Issue of 2020 - 10 years	US 1,000	4.375%	Ba2 / Negative (Moody’s) BB+ / Stable (Fitch)

Main domicile: Bogotá D.C., Colombia

Address: Carrera 13 No 26A – 47- 23rd Floor

2

Table of contents

Key results of 2Q24	4

Consolidated Financial Results	5

– Statement of Financial Position Analysis	7

– Income Statement Analysis	15

Separated Financial Results	19

– Statement of Financial Position Analysis	19

– Income Statement Analysis	20

Grupo Aval + Grupo Aval Limited	21

Risk Management	22

Quantitative and Qualitative disclosure about market risk	22

ESG	22

Corporate Governance	22

Definitions	24

Consolidated Financial Statements	25

Separate Financial Statements	27

3

Report of 2Q2024 consolidated results
Information reported in Ps billions and under IFRS, except per share information

Bogotá, August 14th, 2024. Grupo Aval S.A. (NYSE:AVAL) reported a consolidated attributable net income of Ps 204.3 billion (Ps 8.6 pesos per share) for 2Q24 . ROAE was 4.9% and ROAA was 0.6% for 2Q24.

•	Gross loans reached 193 trillion pesos, a 2.4% growth versus 1Q24 and 4.8% growth versus 2Q23. Consolidated deposits reached 198 trillion pesos, a 4.8% growth versus 1Q24 and 10.1% growth versus 2Q23.

•	Over the last twelve months, Aval banks gained 83 bps in market shares of gross loans, 108 bps in commercial loans, 125 bps in consumer loans, and 57 bps in mortgages.

•	The quality of our loan portfolio basis improved 5 bps on a +30 PDLs and deteriorated 10 bps on a +90 PDLs during the quarter, due to roll forward of 30-day PDL on commercial loans.

•	Cost of risk for consumer loans decreased 194 pbs over the quarter. Cost of risk for commercial loans decreased 57 pbs. As a result, cost of risk for the quarter was 2.1%, 83bps lower than on 1Q24.

•	During 2Q24, Total NIM increased 5 bps to 3.4% due to a higher NIM on investments. NIM on loans decreased 2 bps during the quarter to 4.28%.

•	Cost to Assets efficiency ratio improved to 2.7% versus 2.8% observed during 1Q24. OPEX grew 0.9% versus 2Q23. Cost to income reached 54.7% due to lower other income during the quarter.

4

Report of 2Q2024 consolidated results
Information reported in Ps billions and under IFRS, except per share information

	COP $tn	2Q23	1Q24	2Q24	2Q24 vs 1Q24	2Q24 vs 2Q23
Balance Sheet	Gross Loans	$ 184.4	$ 188.6	$ 193.2	2.4%	4.8%
	Deposits	$ 180.2	$ 189.2	$ 198.4	4.8%	10.1%
	Deposits/Net Loans	1.01 x	1.06 x	1.08 x	0.02 x	0.06 x

Loan Quality	90 days PDLs / Gross Loans	3.6%	4.1%	4.2%	10 bps	68 bps
	Allowance/90 days PDLs	1.43 x	1.35 x	1.29 x	-0.06 x	-0.15 x
	Cost of risk	2.2%	2.9%	2.1%	(83) bps	(10) bps

Profitability	Net interest margin	3.4%	3.4%	3.4%	5 bps	1 bps
	Fee income Ratio	22.7%	21.5%	23.3%	182 bps	57 bps
	Efficiency Ratio	53.7%	50.4%	54.7%	427 bps	98 bps
	Attributable net income	$ 0.17	$ 0.11	$ 0.20	79.6%	22.9%
	ROAA	0.6%	0.6%	0.6%	(5) bps	(4) bps
	ROAE	4.1%	2.7%	4.9%	219 bps	85 bps

Gross loans excludes interbank and overnight funds. PDLs 90+ defined as loans more than 90 days past due. Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans. Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets. Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. ROAA is calculated as annualized Net Income divided by average of total assets. ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. NS refers to non-significant figures.

5

Report of 2Q2024 consolidated results
Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	2Q23	1Q24	2Q24	Δ
				2Q24 vs. 1Q24	2Q24 vs. 2Q23
Cash and cash equivalents	19,195.7	18,568.3	19,296.3	3.9%	0.5%
Trading assets	13,256.1	15,384.5	16,531.2	7.5%	24.7%
Investment securities	32,829.6	36,560.0	37,257.8	1.9%	13.5%
Hedging derivatives assets	69.4	58.9	61.6	4.5%	-11.3%
Total loans, net	177,912.5	178,471.0	184,018.1	3.1%	3.4%
Tangible assets	7,113.6	7,094.4	7,198.3	1.5%	1.2%
Goodwill	2,215.2	2,203.0	2,214.1	0.5%	0.0%
Concession arrangement rights	13,558.6	13,568.4	13,881.7	2.3%	2.4%
Other assets	31,910.8	34,983.5	36,156.4	3.4%	13.3%
Total assets	298,061.6	306,892.0	316,615.6	3.2%	6.2%
Trading liabilities	1,859.9	1,193.1	1,375.5	15.3%	-26.0%
Hedging derivatives liabilities	8.9	160.0	66.6	-58.3%	N.A.
Customer deposits	180,244.5	189,212.2	198,365.4	4.8%	10.1%
Interbank borrowings and overnight funds	13,459.9	17,222.0	15,427.4	-10.4%	14.6%
Borrowings from banks and others	23,916.9	21,170.2	21,276.5	0.5%	-11.0%
Bonds issued	25,424.8	22,829.1	24,462.3	7.2%	-3.8%
Borrowings from development entities	4,122.4	4,864.3	4,363.2	-10.3%	5.8%
Other liabilities	18,262.4	19,165.0	19,599.3	2.3%	7.3%
Total liabilities	267,299.6	275,816.0	284,936.4	3.3%	6.6%
Equity attributable to owners of the parent	16,465.4	16,452.2	16,719.8	1.6%	1.5%
Non-controlling interest	14,296.6	14,623.9	14,959.4	2.3%	4.6%
Total equity	30,762.0	31,076.0	31,679.2	1.9%	3.0%
Total liabilities and equity	298,061.6	306,892.0	316,615.6	3.2%	6.2%

Consolidated Statement of Income	2Q23	1Q24	2Q24	Δ
				2Q24 vs. 1Q24	2Q24 vs. 2Q23
Interest income	7,154.6	7,236.2	7,238.9	0.0%	1.2%
Interest expense	5,579.1	5,555.8	5,317.6	-4.3%	-4.7%
Net interest income	1,575.5	1,680.4	1,921.3	14.3%	21.9%
Loans and other accounts receivable	1,138.6	1,485.4	1,126.1	-24.2%	-1.1%
Other financial assets	(9.6)	3.3	(0.0)	-101.1%	-99.6%
Recovery of charged-off financial assets	(140.8)	(128.6)	(139.8)	8.7%	-0.7%
Net impairment loss on financial assets	988.3	1,360.1	986.2	-27.5%	-0.2%
Net interest income, after impairment losses	587.2	320.3	935.1	191.9%	59.2%
Net income from commissions and fees	883.9	892.3	900.6	0.9%	1.9%
Gross profit from sales of goods and services	619.2	823.4	621.8	-24.5%	0.4%
Net trading income	(783.1)	243.6	336.7	38.2%	-143.0%
Net income from other financial instruments mandatory at FVTPL	76.6	104.5	82.1	-21.4%	7.3%
Total other income	1,516.6	409.3	2.6	-99.4%	-99.8%
Total other expenses	2,089.2	2,094.6	2,114.4	0.9%	1.2%
Net income before income tax expense	811.2	698.8	764.5	9.4%	-5.8%
Income tax expense	350.6	225.7	315.3	39.7%	-10.1%
Net income for the period	460.6	473.1	449.2	-5.1%	-2.5%
Non-controlling interest	294.4	359.4	244.9	-31.9%	-16.8%
Net income attributable to owners of the parent	166.2	113.7	204.3	79.6%	22.9%

Key ratios	2Q23	1Q24	2Q24	YTD 2023	YTD 2024
Net Interest Margin(1)	2.9%	3.0%	3.4%	2.8%	3.2%
Net Interest Margin (including net trading income)(1)	3.4%	3.4%	3.4%	3.6%	3.4%
Efficiency ratio(2)	53.7%	50.4%	54.7%	50.0%	52.5%
90 days PDL / Gross loans (5)	3.6%	4.1%	4.2%	3.6%	4.2%
Provision expense / Average gross loans (6)	2.2%	2.9%	2.1%	1.9%	2.5%
Allowance / 90 days PDL (5)	1.43	1.35	1.29	1.43	1.29
Allowance / Gross loans	5.1%	5.6%	5.5%	5.1%	5.5%
Charge-offs / Average gross loans (6)	2.7%	2.5%	2.7%	2.3%	2.6%
Total loans, net / Total assets	59.7%	58.2%	58.1%	59.7%	58.1%
Deposits / Total loans, net	101.3%	106.0%	107.8%	101.3%	107.8%
Equity / Assets	10.3%	10.1%	10.0%	10.3%	10.0%
Tangible equity ratio (7)	9.0%	8.7%	8.6%	9.0%	8.6%
ROAA(3)	0.6%	0.6%	0.6%	1.0%	0.6%
ROAE(4)	14.5%	2.7%	4.9%	7.2%	3.8%
Shares outstanding (EoP)	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754
Shares outstanding (Average)	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754
Common share price (EoP)	476.9	430.0	431.0	476.9	431.0
Preferred share price (EoP)	486.0	430.0	433.0	486.0	433.0
BV/ EoP shares in Ps.	693.5	692.9	704.2	693.5	704.2
EPS	7.0	4.8	8.6	24.9	13.4

P/E (8)	17.4	22.4	12.6	9.8	16.2
P/BV (8)	0.7	0.6	0.6	0.7	0.6

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets;

(2) Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income;

(3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter;

(4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter;

(5) PDLs 90+ defined as loans more than 90 days past due include interest accounts receivables. Gross loans excluding interbank and overnight funds;

(6) Refers to average gross loans for the period;

(7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions);

(8) Based on Preferred share prices.

6

Report of 2Q2024 consolidated results
Information reported in Ps billions and under IFRS

Consolidated Financial Results

Statement of Financial Position Analysis

1. Assets

Total assets as of June 30th , 2024 totaled Ps 316,615.6 billion showing an increase of 6.2% versus total assets in June 30th, 2023 and an increase of 3.2% versus March 31st, 2024. Growth was mainly driven by (i) a 3.4% year over year growth in total loans, net to Ps 184,018.1 billion and (ii) a 13.5% year over year growth in investment securities, net to Ps 37,257.8 billion, (iii) a 13.3% year over year increase in other assets equivalents to Ps 36,156.4 billion.

1.1 Loan portfolio

Gross loans (excluding interbank and overnight funds) increased by 4.8% between June 30th, 2024 and June 30th, 2023 to Ps 193,171.1 billion mainly driven by (i) a 5.9% increase in commercial loans to Ps 112,647.5 billion, (ii) a 10.8% increase in Mortgages loans to Ps 19,666.3 billion, and (iii) a 0.9% increase in Consumer loans to Ps 60,561.7 billion.

Interbank & overnight funds decreased by 51.3% to Ps 1,430.9 billion versus 2Q23.

Loss allowance was Ps 10,583.9 billion as of June 30th, 2024 taking net loans to Ps 184,018.1 billion.

Total loans, net	2Q23	1Q24	2Q24	Δ
				2Q24 vs. 1Q24	2Q24 vs. 2Q23
Gross loans
Commercial loans	106,350.8	109,461.4	112,647.5	2.9%	5.9%
Consumer loans	60,033.8	60,049.7	60,561.7	0.9%	0.9%
Mortgages loans	17,756.5	18,853.0	19,666.3	4.3%	10.8%
Microcredit loans	268.5	284.9	295.6	3.8%	10.1%
Gross loans	184,409.6	188,648.9	193,171.1	2.4%	4.8%
Interbank & overnight funds	2,938.1	379.2	1,430.9	N.A.	-51.3%
Total gross loans	187,347.7	189,028.1	194,602.0	2.9%	3.9%
Loss allowance	(9,435.2)	(10,557.2)	(10,583.9)	0.3%	12.2%
Allowance for impairment of commercial loans	(5,189.7)	(5,435.7)	(5,551.1)	2.1%	7.0%
Allowance for impairment of consumer loans	(3,828.3)	(4,647.1)	(4,532.1)	-2.5%	18.4%
Allowance for impairment of mortgages	(372.7)	(414.7)	(430.7)	3.8%	15.6%
Allowance for impairment of microcredit loans	(44.5)	(59.6)	(70.0)	17.3%	57.2%
Total loans, net	177,912.5	178,471.0	184,018.1	3.1%	3.4%

7

Report of 2Q2024 consolidated results
Information reported in Ps billions and under IFRS

The following table shows the gross loan composition per product of each of our loan categories.

Gross loans	2Q23	1Q24	2Q24	Δ
				2Q24 vs. 1Q24	2Q24 vs. 2Q23
General purpose	74,522.8	75,765.7	78,463.8	3.6%	5.3%
Working capital	15,703.4	16,512.7	17,338.0	5.0%	10.4%
Financial leases	11,134.7	11,736.2	11,853.5	1.0%	6.5%
Funded by development banks	4,047.3	4,453.8	3,982.3	-10.6%	-1.6%
Overdrafts	587.7	622.7	670.1	7.6%	14.0%
Credit cards	354.9	370.3	339.7	-8.3%	-4.3%
Commercial loans	106,350.8	109,461.4	112,647.5	2.9%	5.9%
Payroll loans	32,836.8	32,801.9	33,325.8	1.6%	1.5%
Personal loans	14,289.6	14,220.5	14,183.9	-0.3%	-0.7%
Credit cards	7,406.3	7,478.1	7,353.0	-1.7%	-0.7%
Automobile and vehicle	5,296.6	5,354.7	5,493.7	2.6%	3.7%
Financial leases	16.3	16.4	17.7	8.2%	8.6%
Overdrafts	74.4	73.5	81.9	11.4%	10.1%
Other	113.8	104.7	105.8	1.1%	-7.0%
Consumer loans	60,033.8	60,049.7	60,561.7	0.9%	0.9%
Mortgages	15,542.0	16,665.2	17,461.3	4.8%	12.3%
Housing leases	2,214.5	2,187.7	2,205.0	0.8%	-0.4%
Mortgages loans	17,756.5	18,853.0	19,666.3	4.3%	10.8%
Microcredit loans	268.5	284.9	295.6	3.8%	10.1%
Gross loans	184,409.6	188,648.9	193,171.1	2.4%	4.8%
Interbank & overnight funds	2,938.1	379.2	1,430.9	N.A.	-51.3%
Total gross loans	187,347.7	189,028.1	194,602.0	2.9%	3.9%

In terms of gross loans (excluding interbank and overnight funds), 92.1% are domestic and 7.9% are foreign (reflecting the Multi Financial Holding operation). In terms of currency, 82.6% are peso denominated loans and 17.4% are USD denominated.

A 8.0% quarterly depreciation of the Peso relative to the U.S. Dollar, favoured growth metrics for US Dollar denominated loans in Pesos.

Commercial loans increased by 5.9% versus 2Q23 and 2.9% versus 1Q24. Over the year, Peso denominated loans increased by 5.5%, while dollar denominated loans increased 8.2% in dollar terms.

Consumer Loans increased 0.9% versus 1Q24 and 2Q23. Peso denominated consumer loans grew 0.4% yearly, while dollar denominated loans increased 8.4% in dollar terms.

Mortgages increased by 10.8% versus 2Q23 and 4.3% versus 1Q24. Over the year, Peso denominated loans increased by 14.2%, while dollar denominated loans increased 2.8% in dollar terms.

The following table shows the loans and receivables composition per segment.

8

Report of 2Q2024 and consolidated results
Information reported in Ps billions and under IFRS

Gross loans / Segment ($)	2Q23	1Q24	2Q24	Δ
				2Q24 vs. 1Q24	2Q24 vs. 2Q23
Banking services	183,550.5	187,372.4	191,772.8	2.3%	4.5%
Merchant Banking	2,060.4	2,661.3	2,785.1	4.7%	35.2%
Pension and Severance Fund Management	-	-	-	-	-
Holding	1,338.6	1,247.4	1,330.4	6.7%	-0.6%
Eliminations	(2,539.9)	(2,632.1)	(2,717.2)	3.2%	7.0%
Gross loans	184,409.6	188,648.9	193,171.1	2.4%	4.8%
Interbank & overnight funds	2,938.1	379.2	1,430.9	277.4%	-51.3%
Total gross loans	187,347.7	189,028.1	194,602.0	2.9%	3.9%

Gross loans / Segment (%)	2Q23	1Q24	2Q24

Banking services	99.5%	99.3%	99.3%
Merchant Banking	1.1%	1.4%	1.4%
Pension and Severance Fund Management	0.0%	0.0%	0.0%
Holding	0.7%	0.7%	0.7%
Eliminations	-1.4%	-1.4%	-1.4%
Gross loans	100.0%	100.0%	100.0%

Consumer portfolio PDLs reached their peak during 1Q24. 30 PDLs and 90 PDL for total loans remained relatively stable during the quarter.

Past due loans	2Q23	1Q24	2Q24	Δ
				2Q24 vs. 1Q24	2Q24 vs. 2Q23
Performing	101,590.3	103,879.1	106,816.9	2.8%	5.1%
Between 31 and 90 days past due	700.1	892.0	764.9	-14.3%	9.2%
+90 days past due	4,060.3	4,690.3	5,065.6	8.0%	24.8%
Commercial loans	106,350.8	109,461.4	112,647.5	2.9%	5.9%
Performing	56,544.9	55,960.7	56,642.9	1.2%	0.2%
Between 31 and 90 days past due	1,610.6	1,739.3	1,639.3	-5.7%	1.8%
+90 days past due	1,878.3	2,349.7	2,279.5	-3.0%	21.4%
Consumer loans	60,033.8	60,049.7	60,561.7	0.9%	0.9%
Performing	16,663.4	17,532.5	18,272.1	4.2%	9.7%
Between 31 and 90 days past due	488.2	574.2	585.9	2.0%	20.0%
+90 days past due	605.0	746.3	808.3	8.3%	33.6%
Mortgages loans	17,756.5	18,853.0	19,666.3	4.3%	10.8%
Performing	226.7	232.0	233.2	0.5%	2.9%
Between 31 and 90 days past due	10.1	10.5	10.8	2.4%	6.1%
+90 days past due	31.7	42.3	51.6	22.0%	62.9%
Microcredit loans	268.5	284.9	295.6	3.8%	10.1%
Gross loans	184,409.6	188,648.9	193,171.1	2.4%	4.8%
Interbank & overnight funds	2,938.1	379.2	1,430.9	N.A.	-51.3%
Total gross loans	187,347.7	189,028.1	194,602.0	2.9%	3.9%

9

Report of 2Q2024 consolidated results
Information reported in Ps billions and under IFRS

Our 30 days PDL to total loans were 5.8% for 2Q24, 5.9% for 1Q24 and 5.1% for 2Q23. The ratio of 90 days PDL to total loans was 4.2% for 2Q24, 4.1% for 1Q24 and 3.6% for 2Q23.

30 days past due loans	2Q23	1Q24	2Q24

Commercial	4.5%	5.1%	5.2%
Consumer	5.8%	6.8%	6.5%
Mortgages	6.2%	7.0%	7.1%
Microcredit	15.6%	18.5%	21.1%
Total loans	5.1%	5.9%	5.8%

90 days past due loans	2Q23	1Q24	2Q24

Commercial	3.8%	4.3%	4.5%
Consumer	3.1%	3.9%	3.8%
Mortgages	3.4%	4.0%	4.1%
Microcredit	11.8%	14.9%	17.5%
Total loans	3.6%	4.1%	4.2%

Loans classified as stage 2 and 3 were 12.1% for 2Q24, 12.3% for 1Q24 and 11.3% for 2Q23. Allowance for stage 2 and 3 loans / stage 2 and 3 loans remained stable over the last 12 months and stood at 37.4% for 2Q24, 38.0% for 1Q24 and 37.3% for 2Q23.

Loans by stages (%)	2Q23	1Q24	2Q24

Loans classified as Stage 2 / gross loans	4.8%	5.2%	4.8%
Loans classified as Stage 3 / gross loans	6.4%	7.0%	7.2%
Loans classified as Stage 2 and 3 / gross loans	11.3%	12.3%	12.1%
Allowance for Stage 1 loans / Stage 1 loans	1.0%	1.1%	1.1%
Allowance for Stage 2 loans / Stage 2 loans	14.0%	14.8%	14.6%
Allowance for Stage 3 loans / Stage 3 loans	54.7%	55.3%	52.6%
Allowance for Stage 2 and 3 loans / Stage 2 and 3 loans	37.3%	38.0%	37.4%

Grupo Aval’s coverage over its 90 days PDL was 1.3x for 2Q24, 1.3x for 1Q24, and 1.4x for 2Q23, coverage over its 30 days PDL was 0.9x in 2Q24, 1.0x for 1Q24 and 1.0x 2Q23.

Impairment loss, net of recoveries of charged off assets to average gross loans was 2.1% for 2Q24, 2.9% for 1Q24, and 2.2% 2Q23. Charge-offs to average gross loans was 2.7% for 2Q24, 2.5% for 1Q24, and 2.7% in 2Q23.

Coverage and cost of risk	2Q23	1Q24	2Q24

Allowance for impairment / 30 days PDL	1.0	1.0	0.9
Allowance for impairment / 90 days PDL	1.4	1.3	1.3
Allowance for impairment / gross loans (*)	5.1%	5.6%	5.5%

Impairment loss / 30 days PDL	0.5	0.5	0.4
Impairment loss / 90 days PDL	0.7	0.8	0.5
Impairment loss / average gross loans (*)	2.5%	3.2%	2.4%
Impairment loss, net of recoveries of charged-off assets / average gross loans (*)	2.2%	2.9%	2.1%

Charge-offs / average gross loans (*)	2.7%	2.5%	2.7%

(*) Gross loans exclude interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

10

Report of 2Q2024 consolidated results
Information reported in Ps billions and under IFRS

1.2 Investment securities and trading assets

Total investment securities and trading assets increased 16.7% to Ps 53,789.1 billion between June 30th, 2024 and June 30th, 2023 and increased 3.6% versus March 31st, 2024.

Ps 44,631.2 billion of our total portfolio is invested in debt securities, which increased by 20.2% between June 30th , 2024 and June 30th, 2023 and increased by 3.9% versus March 31st, 2024. Ps 8,049.1 billion of our total investment securities is invested in equity securities, which increased by 14.1% between June 30th, 2024 and June 30th, 2023 and increased by 3.9% versus March 31st, 2024.

Investment and trading assets	2Q23	1Q24	2Q24	Δ
				2Q24 vs. 1Q24	2Q24 vs. 2Q23
Debt securities	5,323.3	7,770.1	8,812.9	13.4%	65.6%
Equity securities	6,018.7	6,378.3	6,609.5	3.6%	9.8%
Derivative assets	1,914.1	1,236.0	1,108.8	-10.3%	-42.1%
Trading assets	13,256.1	15,384.5	16,531.2	7.5%	24.7%
Investments in debt securities at FVTPL (non compliant with SPPI test)	1.4	1.9	1.9	-1.6%	36.4%
Debt securities at FVOCI	22,055.6	24,978.6	25,592.4	2.5%	16.0%
Equity securities at FVOCI	1,034.2	1,370.6	1,439.6	5.0%	39.2%
Investments in securities at FVOCI	23,089.9	26,349.2	27,032.0	2.6%	17.1%
Investments in debt securities at AC	9,738.4	10,209.0	10,224.0	0.1%	5.0%
Investment and trading assets	46,085.7	51,944.5	53,789.1	3.6%	16.7%

The average yield on our debt and equity investment securities (trading assets, investments in debt securities at FVTPL, investments in securities at FVOCI and investments in debt securities at AC) was 7.5% for 2Q24, 7.9% for 1Q24 and 9.1% for 2Q23.

1.3 Cash and Cash Equivalents

As of June 30th, 2024 cash and cash equivalents had a balance of Ps 19,296.3 billion showing an increase of 0.5% versus June 30th, 2023 and 3.9% versus March 31st, 2024.

The ratio of cash and cash equivalents to customer deposits was 9.7% at June 30th, 2024, 9.8% at March 31st, 2024, and 10.6% at June 30th, 2023.

11

Report of 2Q2024 consolidated results
Information reported in Ps billions and under IFRS

1.4 Goodwill and Other Intangibles

Goodwill and other intangibles as of June 30th, 2024 reached Ps 18,626.0 billion, increasing by 3.8% versus June 30th, 2023 and 2.2% versus March 31st, 2024.

Goodwill as of June 30th , 2024 was Ps 2,214.1 billion, decreasing by 0.05% versus June 30th, 2023 and an increase of 0.5% versus March 31st, 2024.

Other intangibles, which include “concession arrangement rights” and other intangibles, mainly reflect the value of road concessions recorded for the most part at Corficolombiana. Other intangibles as of June 30th, 2024 reached Ps 16,411.9 billion and grew by 4.3% versus June 30th, 2023 and increased by 2.5% versus March 31st, 2024.

2. Liabilities

As of June 30th, 2024 Total Funding represented 92.6% of total liabilities and other liabilities represented 7.4%.

2.1 Funding

Total Funding (Total financial liabilities at amortized cost) which includes (i) Customer deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds issued, and (v) Borrowing from development entities had a balance of Ps 263,894.8 billion as of June 30th, 2024 showing an increase of 6.8% versus June 30th, 2023 and 3.4% versus March 31st, 2024. Total customer deposits represented 75.2% of total funding as of 2Q24, 74.1% for 1Q24, and 72.9% for 2Q23.

Average cost of funds was 8.2% for 2Q24, 8.9% for 1Q24 and 9.0% for 2Q23.

2.1.1 Customer deposits

Customer deposits	2Q23	1Q24	2Q24	Δ
				2Q24 vs. 1Q24	2Q24 vs. 2Q23
Checking accounts	17,387.8	16,677.0	16,692.5	0.1%	-4.0%
Other deposits	440.2	366.1	267.0	-27.1%	-39.3%
Non-interest bearing	17,828.0	17,043.1	16,959.5	-0.5%	-4.9%
Checking accounts	6,156.7	5,788.4	6,413.2	10.8%	4.2%
Time deposits	85,946.1	91,149.9	94,250.3	3.4%	9.7%
Savings deposits	70,313.7	75,230.8	80,742.5	7.3%	14.8%
Interest bearing	162,416.6	172,169.1	181,405.9	5.4%	11.7%
Customer deposits	180,244.5	189,212.2	198,365.4	4.8%	10.1%

12

Report of 2Q2024 consolidated results
Information reported in Ps billions and under IFRS

Of our total customer deposits as of June 30th, 2024, checking accounts represented 11.6%, time deposits 47.5%, savings accounts 40.7%, and other deposits 0.1%.

The following table shows the customer deposits composition by segment.

Deposits / Segment($)	2Q23	1Q24	2Q24	Δ
				2Q24 vs. 1Q24	2Q24 vs. 2Q23
Banking services	175,803.6	184,259.4	193,185.0	4.8%	9.9%
Merchant Banking	7,220.9	8,414.8	9,064.4	7.7%	25.5%
Pension and Severance Fund Management	1.2	1.3	1.3	1.8%	9.0%
Holding	-	-	-	N.A	N.A
Eliminations	(2,781.1)	(3,463.3)	(3,885.3)	12.2%	39.7%
Total Grupo Aval	180,244.5	189,212.2	198,365.4	4.8%	10.1%

Deposits / Segment (%)	2Q23	1Q24	2Q24
Banking services	97.5%	97.4%	97.4%
Merchant Banking	4.0%	4.4%	4.6%
Pension and Severance Fund Management	0.0%	0.0%	0.0%
Holding	0.0%	0.0%	0.0%
Eliminations	-1.5%	-1.8%	-2.0%
Total Grupo Aval	100.0%	100.0%	100.0%

2.1.2 Borrowings from Banks and Other (includes borrowings from development entities)

As of June 30th, 2024 borrowings from banks and other totaled Ps 25,639.8 billion, decreasing 8.6% versus June 30th, 2023 and 1.5% versus March 31 st, 2024. Over the year, Peso denominated borrowings from banks and others increased by 2.6%, while dollar denominated borrowings from banks and others decreased 13.6% in dollar terms.

2.1.3 Bonds issued

Total bonds issued as of June 30th, 2024 totaled Ps 24,462.3 billion and decreased 3.8% versus June 30th, 2023 and increased 7.2% versus March 31 th, 2024. Over the year, Peso denominated bonds decreased by 14.2%, while dollar denominated bonds increased by 3.9% in dollar terms.

13

Report of 2Q2024 consolidated results
Information reported in Ps billions and under IFRS

3. Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects the minority stakes that third party shareholders hold in each of its most relevant consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana and Porvenir).

As of June 30th, 2024 non-controlling interest was Ps 14,959.4 billion which increased by 4.6% versus June 30th, 2023 and by 2.3% versus March 31 st, 2024. Total non-controlling interest represents 47.2% of total equity as of 2Q24, compared to 47.1% in 1Q24 and 46.5% in 2Q23.

Total non-controlling interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Percentage consolidated by Aval	2Q23	1Q24	2Q24	Δ
				2Q24 vs. 1Q24	2Q24 vs. 2Q23
Banco de Bogotá	68.9%	68.9%	68.9%	-	-
Banco de Occidente	72.3%	72.3%	72.3%	-	-
Banco Popular	93.7%	93.7%	93.7%	-	-
Banco AV Villas	79.9%	79.9%	79.9%	-	-
Porvenir	75.8%	75.8%	75.8%	-	-
Corficolombiana	40.5%	40.5%	40.5%	-	-

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of June 30th, 2024 was Ps 16,719.8 billion, showing an increase of 1.5% versus June 30th, 2023 and 1.6% versus March 31st, 2024.

14

Report of 2Q2024 consolidated results
Information reported in Ps billions and under IFRS

Income Statement Analysis

Our net income attributable to the owners of the parent company for 2Q24 was Ps 204.3 billion showing a 22.9% increase versus 2Q23 and 79.6% versus 1Q24.

Consolidated Statement of Income	2Q23	1Q24	2Q24	Δ
				2Q24 vs. 1Q24	2Q24 vs. 2Q23
Interest income	7,154.6	7,236.2	7,238.9	0.0%	1.2%
Interest expense	5,579.1	5,555.8	5,317.6	-4.3%	-4.7%
Net interest income	1,575.5	1,680.4	1,921.3	14.3%	21.9%
Loans and other accounts receivable	1,138.6	1,485.4	1,126.1	-24.2%	-1.1%
Other financial assets	(9.6)	3.3	(0.0)	-101.1%	-99.6%
Recovery of charged-off financial assets	(140.8)	(128.6)	(139.8)	8.7%	-0.7%
Net impairment loss on financial assets	988.3	1,360.1	986.2	-27.5%	-0.2%
Net income from commissions and fees	883.9	892.3	900.6	0.9%	1.9%
Gross profit from sales of goods and services	619.2	823.4	621.8	-24.5%	0.4%
Net trading income	(783.1)	243.6	336.7	38.2%	-143.0%
Net income from other financial instruments mandatory at FVTPL	76.6	104.5	82.1	-21.4%	7.3%
Total other income	1,516.6	409.3	2.6	-99.4%	-99.8%
Total other expenses	2,089.2	2,094.6	2,114.4	0.9%	1.2%
Net income before income tax expense	811.2	698.8	764.5	9.4%	-5.8%
Income tax expense	350.6	225.7	315.3	39.7%	-10.1%
Net income for the period	460.6	473.1	449.2	-5.1%	-2.5%
Non-controlling interest	294.4	359.4	244.9	-31.9%	-16.8%
Net income attributable to owners of the parent	166.2	113.7	204.3	79.6%	22.9%

1. Net Interest Income

Net interest income	2Q23	1Q24	2Q24	Δ
				2Q24 vs. 1Q24	2Q24 vs. 2Q23
Interest income
Commercial	3,623.3	3,600.1	3,465.2	-3.7%	-4.4%
Interbank and overnight funds	252.6	169.6	211.0	24.4%	-16.5%
Consumer	2,268.9	2,335.8	2,276.8	-2.5%	0.3%
Mortgages and housing leases	412.4	468.5	473.9	1.2%	14.9%
Microcredit	17.5	19.4	18.3	-6.0%	4.3%
Loan portfolio	6,574.9	6,593.4	6,445.2	-2.2%	-2.0%
Interests on investments in debt securities	579.7	642.7	793.6	23.5%	36.9%
Total interest income	7,154.6	7,236.2	7,238.9	0.0%	1.2%
Interest expense
Checking accounts	71.6	73.0	64.2	-12.2%	-10.4%
Time deposits	2,519.9	2,525.5	2,424.1	-4.0%	-3.8%
Savings deposits	1,343.0	1,442.5	1,441.8	0.0%	7.4%
Total interest expenses on deposits	3,934.4	4,041.0	3,930.1	-2.7%	-0.1%
Interbank borrowings and overnight funds	494.8	487.0	340.6	-30.1%	-31.2%
Borrowings from banks and others	456.1	420.0	479.7	14.2%	5.2%
Bonds issued	561.1	457.0	434.1	-5.0%	-22.6%
Borrowings from development entities	132.6	150.9	133.1	-11.8%	0.4%
Total interest expenses on financial obligations	1,644.7	1,514.9	1,387.5	-8.4%	-15.6%
Total interest expense	5,579.1	5,555.8	5,317.6	-4.3%	-4.7%
Net interest income	1,575.5	1,680.4	1,921.3	14.3%	21.9%

15

Report of 2Q2024 consolidated results
Information reported in Ps billions and under IFRS

Our net interest income increased by 21.9% to Ps 1,921.3 billion for 2Q24 versus 2Q23 and by 14.3% versus 1Q24. The increase versus 2Q23 was derived mainly from a 4.7% decrease in total interest expense and a 1.2% increase in total interest income.

Net Interest Margin (NIM)	2Q23	1Q24	2Q24	Δ
				2Q24 vs. 1Q24	2Q24 vs. 2Q23
Consolidated
Net Interest Margin (NIM) (*)	3.41%	3.36%	3.42%	5	1
NIM on loans	4.04%	4.29%	4.28%	(2)	24
NIM on Investments	0.90%	-0.23%	0.21%	43	(69)
Banking segment
Net Interest Margin (NIM) (*)	4.26%	4.22%	4.25%	3	(1)
NIM on loans	4.90%	5.07%	4.96%	(11)	6
NIM on Investments	0.81%	-0.06%	0.80%	86	(1)

2. Impairment loss on financial assets, net

Our impairment loss on financial assets, net decreased by 0.2% to Ps 986.2 billion for 2Q24 versus 2Q23 and by 27.5% versus 1Q24.

Net impairment loss on financial assets	2Q23	1Q24	2Q24	Δ
				2Q24 vs. 1Q24	2Q24 vs. 2Q23
Loans and other accounts receivable	1,138.6	1,485.4	1,126.1	-24.2%	-1.1%
Other financial assets	(9.6)	3.3	(0.0)	-101.1%	-99.6%
Recovery of charged-off financial assets	(140.8)	(128.6)	(139.8)	8.7%	-0.7%
Net impairment loss on financial assets	988.3	1,360.1	986.2	-27.5%	-0.2%

Our annualized gross cost of risk was 2.4% for 2Q24, 3.2% for 1Q24, and 2.5% 2Q23. Net of recoveries of charged-off assets our ratio was 2.1% for 2Q24, 2.9% for 1Q24, and 2.2% for 2Q23.

(*) Grupo Aval’s NIM without income from trading securities and investment in debt securities designated at fair value through profit and loss (non compliant with SPPI test) was 3.4% for 2Q24, 3.0% for 1Q24 and 2.9% for 2Q23.

16

Report of 2Q2024 consolidated results
Information reported in Ps billions and under IFRS

3. Total non-interest income

Total non-interest income	2Q23	1Q24	2Q24	Δ
				2Q24 vs. 1Q24	2Q24 vs. 2Q23
Income from commissions and fees
Banking fees (1)	675.3	678.9	699.9	3.1%	3.6%
Trust activities and management services	114.7	120.3	119.2	-0.9%	3.9%
Pension and severance fund management	271.4	281.9	289.6	2.8%	6.7%
Bonded warehouse services	47.5	45.8	44.2	-3.6%	-7.1%
Total income from commissions and fees	1,108.9	1,126.9	1,152.9	2.3%	4.0%
Expenses from commissions and fees	225.0	234.6	252.2	7.5%	12.1%
Net income from commissions and fees	883.9	892.3	900.6	0.9%	1.9%

Income from sales of goods and services	2,675.8	2,592.5	2,626.3	1.3%	-1.8%
Costs and expenses from sales of goods and services	2,056.6	1,769.1	2,004.5	13.3%	-2.5%
Gross profit from sales of goods and services	619.2	823.4	621.8	-24.5%	0.4%

Total trading investment income	392.1	301.4	146.1	-51.5%	-62.7%
Total derivatives income	(1,175.2)	(57.8)	190.6	N.A	-116.2%
Net trading income	(783.1)	243.6	336.7	38.2%	-143.0%
Net income from other financial instruments mandatory at FVTPL	76.6	104.5	82.1	-21.4%	7.3%

Other income
Foreign exchange gains (losses), net	1,196.3	31.9	(261.9)	N.A	-121.9%
Net gain on sale of investments and OCI realization	32.6	53.4	(6.7)	-112.5%	-120.5%
Gain on the sale of non-current assets held for sale	20.6	3.9	5.3	35.4%	-74.3%
Income from non-consolidated investments (2)	101.8	225.5	96.4	-57.2%	-5.3%
Net gains on asset valuations	(29.4)	8.1	17.1	112.6%	-158.2%
Other income from operations	194.7	86.6	152.4	76.0%	-21.7%
Total other income	1,516.6	409.3	2.6	-99.4%	-99.8%

Total non-interest income	2,313.1	2,473.1	1,943.9	-21.4%	-16.0%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

3.1 Net income from commissions and fees

Net income from commissions and fees for 2Q24 totaled Ps 900.6 billion and increased by 1.9% versus 2Q23 and 0.9% versus 1Q24. Income from commissions and fees increased by 4.0% to Ps 1,152.9 billion in 2Q24 versus 2Q23 and 2.3% versus 1Q24.

3.2 Gross profit from sales of goods and services

Gross profit from sales of goods and services (non-financial sector) increased by 0.4% to Ps 621.8 billion for 2Q24 versus 2Q23 and decreased by 24.5% quarterly.

The infrastructure sector experienced a 35.0% contraction compared to the first quarter of 2024, explained by lower construction progress and lower inflation metrics that impact the financial assets of the concessions.

17

Report of 2Q2024 consolidated results
Information reported in Ps billions and under IFRS

3.3 Total other income from operations

Other income		2Q23	1Q24	2Q24	Δ
					2Q24 vs. 1Q24	2Q24 vs. 2Q23
Total derivatives income		(1,175.2)	(57.8)	190.6	N.A	-116.2%

Foreign exchange gains (losses), net		1,196.3	31.9	(261.9)	N.A	-121.9%

Derivatives and foreign exchange gains (losses), net (1)		21.1	(25.9)	(71.3)	175.0%	N.A

Net gains on asset valuations	0	(29.4)	8.1	17.1	112.6%	-158.2%
Net income from other financial instruments mandatory at FVTPL	0	76.6	104.5	82.1	-21.4%	7.3%
Net gain on sale of investments and OCI realization	0	32.6	53.4	(6.7)	-112.5%	-120.5%
Gain on the sale of non-current assets held for sale	0	20.6	3.9	5.3	35.4%	-74.3%
Income from non-consolidated investments (2)	0	101.8	225.5	96.4	-57.2%	-5.3%
Other income from operations	0	194.7	86.6	152.4	76.0%	-21.7%

Total other income from operations		417.9	456.0	275.3	-39.6%	-34.1%

(1) Includes income from trading and hedging derivatives reflected as part of the net trading income on the statement of profit and loss.

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

Total other income for 2Q24 totaled Ps 275.3 billion, quarterly and yearly performance is driven by derivatives and foreign exchange losses related to our non financial sector.

4. Other expenses

Total other expenses for 2Q24 totaled Ps 2,114.4 billion and increased by 1.2% versus 2Q23 and by 0.9% versus 1Q24. Our efficiency ratio measured as total other expenses to total income was 54.7% in 2Q24, 50.4% in 1Q24 and 53.7% for 2Q23.

General and administrative expenses reached Ps 1,121.7 billion, increasing 3.0% over the quarter. Operating taxes decreased 5.5% and deposit insurances increased 22.9%, respectively compared to 2Q23. Personnel expenses reached Ps. 790.7 billion, increased 2.8% quarterly.

The ratio of annualized total other expenses as a percentage of average total assets was 2.7% for 2Q24 and 2.8% for 1Q24, and 2.8% for 2Q23.

5. Non-controlling Interest

Non-controlling interest in Grupo Aval mainly reflects the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana and Porvenir).

Non-controlling interest in the income statement was Ps 244.9 billion, showing a 16.8% decrease versus 2Q23 and 31.9% versus 1Q24. In addition, the ratio of non-controlling interest to income before non-controlling interest was 54.5% in 2Q24, 76.0% in 1Q24 and 63.9% in 2Q23.

18

Report of 2Q2024
Information reported in Ps billions and under Colombian IFRS

GRUPO AVAL ACCIONES Y VALORES S.A.

Separate Financial Statements

Below, we present a summary of our financial statements at the separate level by the end of the second quarter of 2024. The results presented are in accordance with the Colombian International Financial Reporting Standards (Colombian IFRS). The information reported below is expressed in Colombian Pesos (Ps) billion, except where otherwise indicated.

Assets

The assets are mainly represented by the interests we have in Banco de Bogotá (68.9%), Banco de Occidente (72.3%), Banco Popular (93.7%), Banco AV Villas (79.9%), AFP Porvenir (20.0%), Corficolombiana (8.7%) and 100.0% of Grupo Aval Ltd. (GAL).

Total assets as of June 30th, 2024 totaled Ps 20,498.0 billion, decreasing 0.7% or Ps 141.1 billion versus June 30th, 2023 and increasing Ps 196.8 billion versus March 31st, 2024. The annual variation is mainly explained by the decrease of Ps 208.0 billion in non-current accounts receivable from related parties offset by the increase of Ps 213.2 billion in investments in subsidiaries and associates.

Liabilities

Total liabilities as of June 30 th, 2024 totaled Ps 3,328.3 billion, decreasing 9.4% or Ps 345.5 billion versus June 30th, 2024 and decreasing 1.8% or Ps 60.7 billion versus March 31st, 2024.

The annual decrease is mainly explained by 38.8% or Ps 338.9 billion decrease in accounts payable due to lower dividends declared by our company to shareholders. On the other hand, the quarterly decrease is mainly due to the 21.2% or Ps 143.5 billion decrease in accounts payable due to seasonality of dividends.

The financial indebtedness of Grupo Aval did not present material changes compared to what was reported as of March 31st, 2024.

Equity

As of June 30th, 2024, shareholders' equity was Ps 17,169.7 billion , 1.5% higher than reported on March 31st, 2024 and more by 1.2% or Ps 204.4 compared to the equity reported as of June 30th, 2023.

19

Report of 2Q2024
Information reported in Ps billions and under Colombian IFRS

Net Income

Net income in our separate financial statements is derived primarily from equity method income from our investments and other income, net of the Holding's operating, financial and tax expenses.

During the 2Q24 we presented a net profit from of Ps 192.4 billion, increasing 60.8% versus 1Q24 and 20.5% compared to 2Q23. The increase in profits is explained by a higher income from equity method.

Results for the 2Q24 incorporate a strong year-on-year and quarter-on-quarter evolution of our pension and severance fund management segment and of core metrics in our banking segment (NIM, asset quality and cost of risk). On the other hand, this quarter incorporates a lower contribution to net income from our merchant banking segment, as some concessions transition from the construction phase to operation and as funding costs remain high.

20

Report of 2Q2024
Information reported in Ps billions and under IFRS

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness of Ps 1,653.4 billion (Ps 519.0 billion of bank debt and Ps 1,134.4 billion of bonds denominated in Colombian pesos) as of June 30th, 2024. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2030 (USD 1.0 billion) bonds under its respective indentures. As of June 30th, 2024 , the total amount outstanding (including interests payable) of such bonds was USD 1.0 billion, or Ps 4,197.2 billion when converted into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans to subsidiaries and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations. The main sources of cash to pay the debt and debt service at Grupo Aval Acciones y Valores S.A. have been the dividend income from its subsidiaries and the returns on its cash & cash equivalents.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 633.3 billion of total liquid assets, a total gross indebtedness of Ps 5,850.6 billion and a net indebtedness of Ps 5,217.3 billion as of June 30th, 2024. In addition to liquid assets, has Ps 1,320.0 billion in loans with related parties and Grupo Aval Ltd. has Ps 2,166.6 billion in investments in AT1 instruments.

Total liquid assets as of June 30, 2024
Cash and cash equivalents	505.0
Fixed income investments	128.3
Total liquid assets	633.3

As of June 30th, 2024 our combined double leverage (calculated as investments in subsidiaries at book value, subordinated loans to subsidiaries, AT1 investments, and goodwill as a percentage of shareholders' equity) was 1.23x. Finally, we present an evolution of our key ratios on a combined basis:

Debt service coverage and leverage ratios	2Q23	1Q24	2Q24	Δ
				2Q24 vs. 1Q24	2Q24 vs. 2Q23
Double leverage (1)	1.25x	1.23x	1.23x	0.01	-0.01
Net debt / Core earnings (2)(3)	3.48x	3.42x	4.89x	1.47	1.41
Net debt / Cash dividends (2)(3)	5.14x	4.95x	9.37x	4.41	4.22
Core Earnings / Interest Expense (2)	3.43x	3.73x	2.88x	-0.85	-0.54

(1) Double leverage is calculated as investments in subsidiaries at book value (excluding revaluations), subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity;

(2) Core earnings are defined as annualized recurring cash flow from dividends, investments and net operating income;

(3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments

21

Report of 2Q2024 consolidated results
Information reported in Ps billions and under IFRS

RISK MANAGEMENT

During the second quarter of 2024, there were no material changes in the degree of exposure to the relevant risks disclosed in the report as of March 2024, nor have any new relevant risks been identified that merit disclosure as of June 30th , 2024, according to the instructions given in paragraph 8.4.1.2.1 of Exhibit 1 «Información periódica de los emisores» in Chapter I of Title V of Part III of the Basic Legal Circular «Registro Nacional de Valores y Emisores – RNVE.

QUANTITATIVE AND QUALITATIVE ANALYSIS OF MARKET RISK

During 2Q24, there were no material qualitative and quantitative changes in market risk in comparison with the information reported in the report as of 1Q24, that merit disclosure as of June 30th, 2024, in accordance with the instructions given in paragraph 8.4.1.1.4 of Exhibit 1 «Información periódica de los emisores» in Chapter I of Title V of Part III of the Basic Legal Circular «Registro Nacional de Valores y Emisores – RNVE

ESG

In terms of ESG, during this quarter there were no material changes that should be reported

CORPORATE GOVERNANCE

With respect to Corporate Governance, these are the material changes that occurred during the second quarter of 2024:

Board of Directors:

▪	During the Board of Directors meeting in April, in addition to the appointment of Luis Carlos Sarmiento Gutiérrez as President of the Board of Directors which occurred during the March meeting, the Board appointed Mauricio Cárdenas Müller as Vice-president of the Board of Directors.

▪	In April the Committees of the Company were elected as follows:

•	Audit Committee: Principals: Esther América Paz Montoya (President), Fabio Castellanos Ordóñez, Luis Fernando Lopez Roca. Alternates: Jorge Silva Luján, Andrés Escobar Arango, José Mauricio Salgar Hurtado.

•	Corporate Matters Committee: Esther América Paz Montoya (President), Fabio Castellanos Ordóñez and Álvaro Velasquez Cock.

•	Risk Committee: Fabio Castellanos Ordóñez (President), Jorge Silva Luján and Andrés Escobar Arango.

22

Report of 2Q2024 consolidated results
Information reported in Ps billions and under IFRS

Policy Amendments:

▪	As a result of the amendments to the By-laws, on April 24, 2024 the Board of Directors approved certain amendments to the charters of the Audit Committee, Corporate Matters Committee, and Risk Committee.

▪	Additionally, in April the Board of Directors approved the insider trading policy.

23

Report of 2Q2024

DEFINITIONS

Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans

Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income

Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income.

Gross loans excludes interbank and overnight funds.

Interest Earning Assets are calculated as the sum of average gross loans, average interbanks and average investments.

Net Interest Income is the difference between Total Interest Income and Total Interest Expense.

Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets.

NIM on Loans is calculated as Net Interest Income on Loans to Average loans and financial leases.

NIM on Investments is calculated as Net Interest income on fixed income securities, net trading income from equity and fixed income investment securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds

Non-controlling interest refers to the participation of minority shareholders in a subsidiary’s equity or net income.

ROAA is calculated as annualized Net Income divided by average of total assets.

ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity.

24

Report of 2Q2024 consolidated results
Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	2Q23	1Q24	2Q24	Δ
				2Q24 vs. 1Q24	2Q24 vs. 2Q23

Cash and cash equivalents	19,195.7	18,568.3	19,296.3	3.9%	0.5%

Investment and trading assets
Debt securities	5,323.3	7,770.1	8,812.9	13.4%	65.6%
Equity securities	6,018.7	6,378.3	6,609.5	3.6%	9.8%
Derivative assets	1,914.1	1,236.0	1,108.8	-10.3%	-42.1%
Trading assets	13,256.1	15,384.5	16,531.2	7.5%	24.7%
Investments in debt securities at FVTPL (non compliant with SPPI test)	1.4	1.9	1.9	-1.6%	36.4%
Investments in securities at FVOCI	23,089.9	26,349.2	27,032.0	2.6%	17.1%
Investments in debt securities at AC	9,738.4	10,209.0	10,224.0	0.1%	5.0%
Investment securities	32,829.6	36,560.0	37,257.8	1.9%	13.5%
Hedging derivatives assets	69.4	58.9	61.6	4.5%	-11.3%

Gross loans
Commercial loans	109,288.9	109,840.6	114,078.3	3.9%	4.4%
Commercial loans	106,350.8	109,461.4	112,647.5	2.9%	5.9%
Interbank & overnight funds	2,938.1	379.2	1,430.9	N.A.	-51.3%
Consumer loans	60,033.8	60,049.7	60,561.7	0.9%	0.9%
Mortgages loans	17,756.5	18,853.0	19,666.3	4.3%	10.8%
Microcredit loans	268.5	284.9	295.6	3.8%	10.1%
Total gross loans	187,347.7	189,028.1	194,602.0	2.9%	3.9%
Loss allowance	(9,435.2)	(10,557.2)	(10,583.9)	0.3%	12.2%
Total loans, net	177,912.5	178,471.0	184,018.1	3.1%	3.4%

Other accounts receivable, net	24,200.3	26,442.4	26,826.2	1.5%	10.9%
Non-current assets held for sale	117.5	103.1	92.4	-10.4%	-21.4%
Investments in associates and joint ventures	1,211.4	1,123.9	1,242.5	10.6%	2.6%

Own-use property, plant and equipment for own-use and given in operating lease, net	4,597.2	4,447.9	4,555.8	2.4%	-0.9%
Right-of-use assets	1,338.9	1,419.7	1,404.9	-1.0%	4.9%
Investment properties	959.8	996.5	1,003.3	0.7%	4.5%
Biological assets	217.6	230.3	234.3	1.8%	7.7%
Tangible assets	7,113.6	7,094.4	7,198.3	1.5%	1.2%

Goodwill	2,215.2	2,203.0	2,214.1	0.5%	-0.05%
Concession arrangement rights	13,558.6	13,568.4	13,881.7	2.3%	2.4%
Other intangible assets	2,176.3	2,450.9	2,530.2	3.2%	16.3%
Intangible assets	17,950.1	18,222.3	18,626.0	2.2%	3.8%

Current	2,363.9	2,993.9	3,473.9	16.0%	47.0%
Deferred	1,318.2	1,403.5	1,509.2	7.5%	14.5%
Income tax assets	3,682.1	4,397.4	4,983.0	13.3%	35.3%

Other assets	523.1	465.7	482.1	3.5%	-7.8%
Total assets	298,061.6	306,892.0	316,615.6	3.2%	6.2%

Trading liabilities	1,859.9	1,193.1	1,375.5	15.3%	-26.0%
Hedging derivatives liabilities	8.9	160.0	66.6	-58.3%	N.A.

Customer deposits	180,244.5	189,212.2	198,365.4	4.8%	10.1%
Checking accounts	23,544.5	22,465.4	23,105.7	2.8%	-1.9%
Time deposits	85,946.1	91,149.9	94,250.3	3.4%	9.7%
Savings deposits	70,313.7	75,230.8	80,742.5	7.3%	14.8%
Other deposits	440.2	366.1	267.0	-27.1%	-39.3%
Financial obligations	66,923.9	66,085.7	65,529.4	-0.8%	-2.1%
Interbank borrowings and overnight funds	13,459.9	17,222.0	15,427.4	-10.4%	14.6%
Borrowings from banks and others	23,916.9	21,170.2	21,276.5	0.5%	-11.0%
Bonds issued	25,424.8	22,829.1	24,462.3	7.2%	-3.8%
Borrowings from development entities	4,122.4	4,864.3	4,363.2	-10.3%	5.8%
Total financial liabilities at amortized cost	247,168.4	255,297.8	263,894.8	3.4%	6.8%

Legal related	237.4	197.2	208.5	5.7%	-12.2%
Other provisions	790.7	847.9	787.2	-7.2%	-0.4%
Provisions	1,028.1	1,045.0	995.7	-4.7%	-3.1%

Current	118.7	312.5	79.2	-74.7%	-33.3%
Deferred	5,457.9	5,641.8	5,685.0	0.8%	4.2%
Income tax liabilities	5,576.6	5,954.3	5,764.1	-3.2%	3.4%
Employee benefits	842.4	926.8	904.9	-2.4%	7.4%
Other liabilities	10,815.3	11,238.8	11,934.5	6.2%	10.3%
Total liabilities	267,299.6	275,816.0	284,936.4	3.3%	6.6%

Equity attributable to owners of the parent	16,465.4	16,452.2	16,719.8	1.6%	1.5%
Non-controlling interest	14,296.6	14,623.9	14,959.4	2.3%	4.6%
Total equity	30,762.0	31,076.0	31,679.2	1.9%	3.0%

Total liabilities and equity	298,061.6	306,892.0	316,615.6	3.2%	6.2%

25

Report of 2Q2024 consolidated results
Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of income	YTD 2023	YTD 2024	Δ	2Q23	1Q24	2Q24	Δ
			2024 vs. 2023				2Q24 vs. 1Q24	2Q24 vs. 2Q23
Interest income
Loan portfolio	12,936.3	13,038.7	0.8%	6,574.9	6,593.4	6,445.2	-2.2%	-2.0%
Interests on investments in debt securities	1,226.6	1,436.4	17.1%	579.7	642.7	793.6	23.5%	36.9%
Total interest income	14,162.9	14,475.1	2.2%	7,154.6	7,236.2	7,238.9	0.0%	1.2%

Interest expense
Checking accounts	134.0	137.2	2.4%	71.6	73.0	64.2	-12.2%	-10.4%
Time deposits	4,736.2	4,949.5	4.5%	2,519.9	2,525.5	2,424.1	-4.0%	-3.8%
Savings deposits	2,934.7	2,884.3	-1.7%	1,343.0	1,442.5	1,441.8	0.0%	7.4%
Total interest expenses on deposits	7,805.0	7,971.0	2.1%	3,934.4	4,041.0	3,930.1	-2.7%	-0.1%

Interbank borrowings and overnight funds	890.8	827.6	-7.1%	494.8	487.0	340.6	-30.1%	-31.2%
Borrowings from banks and others	943.9	899.7	-4.7%	456.1	420.0	479.7	14.2%	5.2%
Bonds issued	1,123.7	891.1	-20.7%	561.1	457.0	434.1	-5.0%	-22.6%
Borrowings from development entities	275.3	284.0	3.2%	132.6	150.9	133.1	-11.8%	0.4%
Total interest expenses on financial obligations	3,233.6	2,902.4	-10.2%	1,644.7	1,514.9	1,387.5	-8.4%	-15.6%
Total interest expense	11,038.6	10,873.4	-1.5%	5,579.1	5,555.8	5,317.6	-4.3%	-4.7%
Net interest income	3,124.3	3,601.7	15.3%	1,575.5	1,680.4	1,921.3	14.3%	21.9%

Impairment losses (recoveries) on financial assets
Loans and other accounts receivable	2,059.1	2,611.4	26.8%	1,138.6	1,485.4	1,126.1	-24.2%	-1.1%
Other financial assets	(9.9)	3.3	-133.0%	(9.6)	3.3	(0.0)	-101.1%	-99.6%
Recovery of charged-off financial assets	(274.5)	(268.4)	-2.2%	(140.8)	(128.6)	(139.8)	8.7%	-0.7%
Net impairment loss on financial assets	1,774.8	2,346.3	32.2%	988.3	1,360.1	986.2	-27.5%	-0.2%
Net interest income, after impairment losses	1,349.5	1,255.3	-7.0%	587.2	320.3	935.1	191.9%	59.2%

Income from commissions and fees
Banking fees (1)	1,339.6	1,378.8	2.9%	675.3	678.9	699.9	3.1%	3.6%
Trust activities	237.6	239.4	0.8%	114.7	120.3	119.2	-0.9%	3.9%
Pension and severance fund management	521.3	571.5	9.6%	271.4	281.9	289.6	2.8%	6.7%
Bonded warehouse services	94.8	90.0	-5.1%	47.5	45.8	44.2	-3.6%	-7.1%
Income from commissions and fees	2,193.4	2,279.7	3.9%	1,108.9	1,126.9	1,152.9	2.3%	4.0%
Expenses from commissions and fees	467.2	486.8	4.2%	225.0	234.6	252.2	7.5%	12.1%
Net income from commissions and fees	1,726.2	1,792.9	3.9%	883.9	892.3	900.6	0.9%	1.9%

Income from sales of goods and services	5,603.3	5,218.8	-6.9%	2,675.8	2,592.5	2,626.3	1.3%	-1.8%
Costs and expenses from sales of goods and services	3,820.4	3,773.6	-1.2%	2,056.6	1,769.1	2,004.5	13.3%	-2.5%
Gross profit from sales of goods and services	1,782.9	1,445.2	-18.9%	619.2	823.4	621.8	-24.5%	0.4%

Total trading investment income	983.1	447.6	-54.5%	392.1	301.4	146.1	-51.5%	-62.7%
Total derivatives income	(1,847.5)	132.8	-107.2%	(1,175.2)	(57.8)	190.6	N.A	-116.2%
Net trading income	(864.4)	580.4	-167.1%	(783.1)	243.6	336.7	38.2%	-143.0%
Net income from other financial instruments mandatory at FVTPL	170.5	186.6	9.4%	76.6	104.5	82.1	-21.4%	7.3%

Other income
Foreign exchange gains (losses), net	1,684.8	(230.1)	-113.7%	1,196.3	31.9	(261.9)	N.A	-121.9%
Net gain on sale of investments and OCI realization	60.1	46.7	-22.3%	32.6	53.4	(6.7)	-112.5%	-120.5%
Gain on the sale of non-current assets held for sale	21.6	9.2	-57.6%	20.6	3.9	5.3	35.4%	-74.3%
Income from non-consolidated investments (2)	316.3	321.9	1.8%	101.8	225.5	96.4	-57.2%	-5.3%
Net gains on asset valuations	(29.4)	25.2	-185.6%	(29.4)	8.1	17.1	112.6%	-158.2%
Other income from operations	338.9	239.0	-29.5%	194.7	86.6	152.4	76.0%	-21.7%
Total other income	2,392.4	411.9	-82.8%	1,516.6	409.3	2.6	-99.4%	-99.8%

Other expenses
Loss on the sale of non-current assets held for sale	0.4	0.6	49.3%	0.2	0.4	0.2	-57.3%	-16.2%
Personnel expenses	1,555.3	1,559.6	0.3%	781.9	768.8	790.7	2.8%	1.1%
General and administrative expenses	2,175.4	2,210.6	1.6%	1,088.2	1,088.9	1,121.7	3.0%	3.1%
Depreciation and amortization	338.4	349.2	3.2%	171.8	172.6	176.6	2.3%	2.8%
Impairment loss on other assets	0.3	2.6	N.A.	(0.1)	1.0	1.7	70.5%	N.A
Other operating expenses	96.4	86.4	-10.4%	47.2	62.9	23.5	-62.6%	-50.1%
Total other expenses	4,166.2	4,209.1	1.0%	2,089.2	2,094.6	2,114.4	0.9%	1.2%

Net income before income tax expense	2,391.0	1,463.3	-38.8%	811.2	698.8	764.5	9.4%	-5.8%
Income tax expense	883.1	540.9	-38.7%	350.6	225.7	315.3	39.7%	-10.1%
Net income for the period	1,507.8	922.4	-38.8%	460.6	473.1	449.2	-5.1%	-2.5%

Net income for the period attibutable to:

Non-controlling interest	916.5	604.3	-34.1%	294.4	359.4	244.9	-31.9%	-16.8%

Net income attributable to owners of the parent	591.3	318.1	-46.2%	166.2	113.7	204.3	79.6%	22.9%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

26

Report of 2Q2024
Information reported in Ps billions and under Colombian IFRS

GRUPO AVAL ACCIONES Y VALORES S.A.

Separate Financial Statements

Financial Statements Under Colombian IFRS

Information in Ps. Billions

Separate Statement of Financial Position	2Q23	1Q24	2Q24	Δ
				2Q24 vs. 1Q24	2Q24 vs. 2Q23

Current assets
Cash and cash equivalents	178.2	159.5	140.2	-12.1%	-21.3%
Trading securities	0.2	0.3	0.3	16.0%	56.8%
Financial assets at amortized cost	0.0	18.8	35.2	87.1%	N.A
Accounts receivable from related parties	768.5	760.8	619.7	-18.6%	-19.4%
Taxes paid in advance	6.0	4.3	0.0	-99.0%	-99.3%
Other accounts receivable	0.0	0.0	0.4	N.A.	N.A.
Other non-financial assets	0.1	0.1	0.1	-10.8%	33.3%
Total current assets	952.9	943.9	795.9	-15.7%	-16.5%

Non-current Assets
Investments in subsidiaries and associates	18,354.9	18,317.6	18,568.1	1.4%	1.2%
Accounts receivable from related parties	1,327.9	1,037.4	1,120.0	8.0%	-15.7%
Property and equipment, net	3.2	2.0	14.0	N.A.	N.A.
Deferred tax assets	0.3	0.3	0.0	-100.0%	-100.0%
Total non-current Assets	19,686.3	19,357.3	19,702.1	1.8%	0.1%
Total assets	20,639.2	20,301.2	20,498.0	1.0%	-0.7%

Liabilities and shareholders' equity
Current liabilities
Borrowings at amortized cost	1,148.1	20.3	17.4	N.A	-98.5%
Outstanding bonds at amortized cost	14.3	245.2	234.4	-4.4%	N.A.
Accounts payable	873.3	678.0	534.5	-21.2%	-38.8%
Employee benefits	2.4	2.7	2.3	-13.8%	-3.0%
Tax liabilities	15.4	10.8	12.3	14.1%	-20.0%
Other non-financial liabilities	1.2	1.2	1.2	0.0%	0.0%
Total current liabilities	2,054.7	958.2	802.2	-16.3%	-61.0%

Long-term liabilities
Deferred tax liability	0.0	0.0	0.2	N.A	N.A
Borrowings at amortized cost	494.7	1,530.8	1,626.0	6.2%	N.A.
Outstanding bonds	1,124.5	900.0	900.0	0.0%	-20.0%
Total long-term liabilities	1,619.2	2,430.8	2,526.2	3.9%	56.0%
Total liabilities	3,673.9	3,389.0	3,328.3	-1.8%	-9.4%

Shareholders' equity
Total shareholders' equity	16,965.3	16,912.2	17,169.7	1.5%	1.2%

Total liabilities and shareholders' equity	20,639.2	20,301.2	20,498.0	1.0%	-0.7%

GRUPO AVAL ACCIONES Y VALORES S.A.

Separate Financial Statements

Financial Statements Under Colombian IFRS

Information in Ps. Billions

Separate Statement of Financial Position	YTD 2023	YTD 2024	Δ	2Q23	1Q24	2Q24	0	Δ
			2024 vs. 2023					2Q24 vs. 1Q24	2Q24 vs. 2Q23
Operating revenue
Equity method income, net	571.0	303.4	-46.9%	158.6	119.4	184.0		54.1%	16.1%
Other revenue from ordinary activities	234.4	213.8	-8.8%	117.8	107.3	106.5		-0.7%	-9.6%
Total operating revenue	805.4	517.2	-35.8%	276.3	226.7	290.5		28.2%	5.1%

Expenses, net
Administrative expenses	38.7	41.3	6.9%	20.0	22.9	18.4		-19.9%	-7.9%
Other expenses	-0.2	0.0	-87.7%	-0.1	0.0	0.0		N.A	-71.4%
Losses from exchange differences	0.3	-2.5	N.A	0.5	0.0	-2.5		N.A	N.A
Operating income	766.6	478.4	-37.6%	256.0	203.7	274.7		34.8%	7.3%

Financial expenses	165.3	141.4	-14.4%	83.8	73.1	68.3		-6.5%	-18.4%

Earnings before taxes	601.3	336.9	-44.0%	172.2	130.6	206.3		57.9%	19.8%
Income tax expense	25.8	25.0	-3.1%	12.6	11.0	14.0		26.7%	10.6%

Net income	575.5	312.0	-45.8%	159.6	119.6	192.4		60.8%	20.5%

27

Report of 2Q2024

Investor Relations Contact

INVESTORRELATIONS@grupoaval.com

Nicolás Noreña

Financial Planning and Investor Relations Sénior Manager

Tel: 601 743 32 22 x 23400

E-mail: nnorena@grupoaval.com

Simón Franky

Investor Relations and Finance Director

Tel: 601 743 32 22 x 23351

Email sfranky@grupoaval com

Alejandro Mermeo

Financial Planning and Investor Relations Analyst

Tel: 601 743 32 22 x 2337

Email fmermeo@grupoaval com

28

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2024

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel